

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 24, 2014

Via E-mail
Kwong Kwan Yin Roy
Chief Executive Officer
Great China Mania Holdings, Inc.
Rm. 1902, 19/F, Kodak House II
321 Java Road, North Point
Hong Kong

> **Re:**   **Great China Mania Holdings, Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed November 10, 2014**
> **File No. 333-198211**

Dear Mr. Kwong:

We have reviewed your responses to the comments in our letter dated October 30, 2014 and have the following additional comments. All page numbers below correspond to the marked version of your filing.

Prospectus Summary, page 2

Current Corporation Structure, page 2

1. We note your response to our prior comment 1 that your subsidiary in Shanghai has not yet been established, and we note similar statements throughout your registration statement. However, we note your October 22, 2014 press release stating that on October 17, 2014 your Shanghai subsidiary completed a marketing campaign for the Bank of Communication in China. If your Shanghai subsidiary has already been established please revise throughout your registration statement to clarify that fact and include the subsidiary in the diagrams on pages 2 and 15 indicating the ownership percentage. In the alternative, please advise.

Risk Factors, page 4

Our auditors have issued a going concern regarding our business, page 6

2. Please update all of the information in the second paragraph to reflect the most recently practicable date.

<u>Description of Business, page 14</u>

<u>Subsidiaries to be established, page 15</u>

3. We note your response to our prior comment 2 and reissue in part. In the third and fifth paragraphs on page 15, please disclose the percentages of net profits that will be distributed annually to the holders of common stock and to the holders of the preferred stock pursuant to the agreements with Bong Kok Hoong and Darren Kong, so that it is clear what percentage of net profits you will receive.

   Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3859 with any questions.

                                        Sincerely,

                                        /s/ John Dana Brown

                                        John Dana Brown
                                        Attorney-Advisor

cc: <u>Via E-mail</u>
        Diane J. Harrison
        Harrison Law, P.A.